

06037339

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO
SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934



1-32744

(Mark One)

__X__   Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

___   Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

PROCESSED

For the transition period from _____ to _____

Commission file number _____

JUN 3 0 2006

THOMSON
FINANCIAL

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Fresenius Medical Care North America 401(k) Savings Plan, 95 Hayden Avenue, Lexington, MA 02420

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Fresenius Medical Care AG & Co. KGaA, Else-Kröner Straße 1, 61352 Bad Homburg, v.d. H. Germany

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Fresenius Medical Care North America 401(k) Savings Plan

Date ____June 26, 2006_____   By /s/ Brian O'Connell
                                                Brian O'Connell, Trustee

I:\legal\dgk\sec\11k2006cover.doc

EXHIBIT INDEX

Description	Sequentially Numbered Page
Consent of Walsh, Jastrem & Browne, LLP	3



Walsh, Jastrem & Browne, LLP

Certified
Public Accountants
& Consultants

One Liberty Square
Boston, MA 02109
617 227 3333
617 227 5430 Fax
www.wjbcpas.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-8686) of our report, dated June 22, 2006, relating to the financial statements and supplemental schedule of Fresenius Medical Care North America 401(k) Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 2005.

Walsh, Jastrem & Browne, LLP

WALSH, JASTREM & BROWNE, LLP
Boston, Massachusetts
June 27, 2006

FRESENIUS MEDICAL CARE
NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2005 and 2004

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AND INDEPENDENT AUDITORS' REPORT

INDEX



Walsh, Jastrem & Browne, LLP

Certified
Public Accountants
& Consultants

One Liberty Square
Boston, MA 02109
617 227 3333
617 227 5430 Fax
www.wjbcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
    the Fresenius Medical Care North America 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Fresenius Medical Care North America 401(k) Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Fresenius Medical Care North America 401(k) Savings Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walsh, Jastrem & Browne, LLP

WALSH, JASTREM & BROWNE, LLP
Boston, Massachusetts
June 22, 2006

1

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

ASSETS:	2005	2004
Investments, at value -		
Mutual Funds	$ 362,338,458	$ 296,746,769
Collective Investment Trusts	165,858,103	152,623,671
Fresenius Medical Care AG - shares (ADRs)	25,614,602	17,403,411
Loans to participants	19,706,098	16,808,365
Total investments	573,517,261	483,582,216
Cash	768,297	474,710
Contributions receivable - participants	4,336,198	4,221,119
Contributions receivable - employer	14,971,033	13,679,914
Interest receivable	2,401	1,951
Total assets	593,595,190	501,959,910
LIABILITIES:		
Accrued administrative expenses	85,688	46,667
NET ASSETS AVAILABLE FOR BENEFITS	$ 593,509,502	$ 501,913,243

See accompanying notes to financial statements.

2

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2005

ADDITIONS:

Participant contributions -		
Salary deferrals	$	47,741,731
Rollovers		2,399,611
Employer contributions -		
Matching		15,972,363
Profit sharing		11,586,519
Defined contribution		1,706,517
Dividend and interest income		14,993,190
Net realized and unrealized appreciation in value of investments		34,255,559
Total additions		128,655,490

DEDUCTIONS:

Benefits paid to participants	36,742,924
Administrative expenses	316,307
Total deductions	37,059,231

NET ADDITIONS		91,596,259
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR		501,913,243
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$	593,509,502

See accompanying notes to financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization</u> - The Fresenius Medical Care North America 401(k) Savings Plan (the Plan) is sponsored by National Medical Care, Inc. d/b/a Fresenius Medical Care North America (the Company) for the benefit of the employees of the Company and employees of entities owned or controlled by the Company. The Company is a provider of dialysis products and services.

The administration of the Plan is the responsibility of the Administrative Committee, appointed by the Company's Board of Directors. The trustee of the Plan is Fidelity Management Trust Company, which holds, manages and invests the Plan's assets and provides recordkeeping services for the Plan.

<u>Method of Accounting</u> - The accompanying financial statements have been prepared using the accrual method of accounting.

<u>Investments</u> - The Plan's investments in mutual funds and collective investment trusts are carried at the published net asset values, as of the close of the last business day of the Plan year. The Plan's investment in shares of Fresenius Medical Care AG (the parent company of the Plan sponsor), which trade on the New York Stock Exchange in the form of American Depository Receipts (ADRs), are valued at the closing market price on the last business day of the Plan year. Any unrealized appreciation or depreciation in value of investments is reflected in the statement of changes in net assets available for benefits. Loans to participants are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

<u>Payment of Benefits</u> - Benefits are recorded when paid.

<u>Administrative Expenses</u> – Certain administrative costs of the Plan have been absorbed by the Company.

<u>Estimates</u> - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

2. DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all employees meeting the eligibility requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A summary description of the Plan is available from the Plan Administrator.

Eligibility - An employee becomes eligible for participation in the Plan on the first day of the month following the completion of ninety days of service, subject to further limitations, as described in the Plan document.

Participant and Company Matching Contributions - Each participant may contribute from 1% to 75% of his or her eligible earnings on a pre-tax basis, subject to certain limitations. The Company makes matching contributions to the Plan at an amount equal to 50% of the first 6% of eligible employee earnings, subject to certain limitations. Company matching contributions commence for participants who have completed one year of service.

Participants are at all times 100% vested to the extent of their own contributions. Active participants since January 1, 2002, vest in the employer matching contributions according to the following schedule:

Period of Service	Percentage Vested
Fewer than 2 years	0%
2 but fewer than 3 years	20%
3 but fewer than 4 years	40%
4 but fewer than 5 years	60%
5 years or more	100%

Participants terminated prior to January 1, 2002, vested in the employer matching contributions according to the following schedule:

Period of Service	Percentage Vested
Up to 3 years	0%
3-4 years	25%
4-5 years	50%
More than 5 years	100%

2. DESCRIPTION OF THE PLAN (continued)

<u>Company Profit Sharing and Defined Contribution</u> – The Company may make discretionary profit sharing contributions to the Plan for the benefit of all eligible participants. Employees who have completed a year of service (900 hours) for the plan year for which the contribution relates and are employed by the Company on the last day of the plan year for which the contribution relates are eligible to participate in this component of the plan. Certain employees covered under collective bargaining agreements are not eligible to participate. Any discretionary profit sharing contributions are allocated to eligible participants based on compensation, with participants having ten years or more of service as of January 1, 2002 entitled to an additional 50% profit sharing allocation. Participants are immediately 100% vested in all discretionary profit sharing contributions.

The Company makes payments to the Plan referred to as a "defined contribution" for the benefit of all eligible participants. Employees satisfying all of the following requirements are eligible to participate in this component of the Plan: (i) the employee was employed by the Company as of March 9, 2002; (ii) the employee was a participant in the Fresenius Medical Care North America Retirement Plan ("Pension Plan") on March 9, 2002, and (iii) the employee had completed ten years of pension service as of March 9, 2002. Employees eligible to participate will only receive a defined contribution allocation for a given plan year after the completion of 15 years of pension service as long as the employee is employed by the Company on the last day of the plan year for which the contribution relates. Participants are immediately 100% vested in such contributions.

The amount of the defined contribution for each eligible participant is actuarially determined and is principally based on the participant's length of service, level of compensation, projected benefit from the Pension Plan, and the projected benefit from the profit sharing component of this Plan. Certain actuarial assumptions relative to annual compensation percentage increases, annual investment returns and anticipated profit sharing funding levels are made in determining the defined contribution funding amounts.

<u>Participant Accounts</u> - Each participant's account is credited with the participant's and Company's contributions and allocations of Plan earnings. Participant and employer contributions are invested as directed by the participants into one or more designated investment options offered by the Plan. Participants may change their investment selections at any time. Allocations of Plan earnings are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

2.   DESCRIPTION OF THE PLAN (continued)

Forfeitures - At December 31, 2005, forfeited account balances totaled $547,915. Forfeitures are used to reduce Company contributions and/or offset administrative expenses of the Plan. The Company used $800,000 of forfeited account balances as a reduction of the December 2004 employer matching contribution that was funded to the Plan in January 2005.

Distributions – At termination of employment, the participant is entitled to withdraw his or her entire account balance from the Plan. Any remaining unpaid loan balances at termination of employment are treated as distributions. Terminated employees with account balances of less than $5,000 must withdraw their account balances from the Plan. Terminated employees with participant account balances greater than $5,000 may elect to leave their funds in the Plan until age 70 1/2. The Plan allows participants with account balances greater than $5,000 to elect payouts in the form of an annuity over a period not to exceed 25 years. In certain instances, prior to termination, participants may (subject to approval by the Administrative Committee) withdraw account balances to defray financial obligations.

Plan Termination – Although the Company expects to continue the Plan as a permanent, tax-deferred, savings program for the exclusive benefit of Company employees, the continuance of the Plan is not assumed by the Company as a contractual obligation. The Company reserves the right to amend or terminate the Plan subject to the provisions set forth by ERISA. If the Company terminates the Plan, accounts will be valued as of the termination date and distributed in a lump sum payment to each participant, subject to ERISA and/or other legal requirements that may exist at that time.

3.   TAX STATUS OF THE PLAN

The Internal Revenue Service, by letter dated August 4, 2003 determined that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (the "Code") and is, therefore, considered to be exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter, however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

4. INVESTMENTS

The following presents investments at December 31, 2005 and 2004 representing 5% or more of Plan net assets:

	2005		2004	
Mutual Funds -				
Fidelity Contrafund, 1,620,489 and 1,482,314 shares, respectively	$104,942,882	*	$84,106,499	*
Neuberger & Berman Genesis Trust, 1,009,819 and 883,924 shares, respectively	49,026,712	*	37,717,033	*
Fidelity Dividend Growth Fund, 1,871,617 and 1,803,334 shares, respectively	53,883,853	*	51,376,972	*
Oakmark Equity and Income Fund-Class I, 3,192,244 and 2,918,562 shares, respectively	79,742,250	*	68,586,197	*
Collective Investment Trusts -				
Fidelity Managed Income Portfolio II 105,852,746 and 94,002,128 units, respectively	105,852,746	*	94,002,128	*
Fidelity U.S. Equity Index Pool, 1,529,189 and 1,566,583 units, respectively	60,005,357	*	58,621,543	*

* - Participant directed

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4.   INVESTMENTS (continued)

For the year ended December 31, 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $34,255,559 as follows:

	Net Appreciation
Mutual funds	$ 25,453,903
Collective investment trusts	2,829,200
Fresenius Medical Care AG – shares	5,972,456
	$ 34,255,559

5.   LOANS TO PARTICIPANTS

Participants may at any time borrow up to 50% (but not more than $50,000) of their vested account balances with a minimum loan amount of $500. Such loans are secured by the participants' account balances. The loans bear a reasonable rate of interest and must be repaid in equal payments in five years or less. A longer repayment period may be allowed for loans granted to purchase a primary residence.

6.   RELATED PARTY TRANSACTIONS

The Plan invests in mutual funds and collective investment trusts that are managed by Fidelity Investments, who also serves as trustee of the Plan and custodian for the investments held by the Plan. The Plan also invests in shares of the Plan Sponsor. Transactions in such investments are considered party-in-interest transactions as defined by ERISA, but are exempt from the prohibited transaction rules. Fees paid by the Plan to Fidelity Investments for custodial and recordkeeping services amounted to $256,807 for the year ended December 31, 2005.

7.   RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of mutual funds, collective investment trusts and shares of Fresenius Medical Care AG. Such investments are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to such risks, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants' account balances and the amounts

7.   RISKS AND UNCERTAINTIES (continued)

reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

8.   SUBSEQUENT EVENTS

On March 31, 2006, the Company acquired Renal Care Group, Inc (Renal Care). Pursuant to the acquisition, it is anticipated that the employees of Renal Care will become participants in the Plan effective January 1, 2007, and that the Renal Care 401(k) Savings Plan will be merged into the Plan at that time.

Pursuant to the acquisition of Renal Care, the Company was forced to sell certain renal dialysis centers.   As a result, the Plan account balances of the affected employees, totaling approximately $8,000,000, will be transferred out of the Plan in July 2006.

FRESENIUS MEDICAL CARE NORTH AMERICA 401(k) SAVINGS PLAN

I.D. NO. - 04-2835488

PLAN NO. - 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2005

(a)	(b)	(c)		(d)	(e)
	Identity of Issue	Description		Cost	Current Value
	Mutual Funds -				
*	Fidelity Contrafund	1,620,489	Shares	**	$ 104,942,882
*	Fidelity Diversified International Fund	724,911	Shares	**	23,588,600
*	Fidelity Dividend Growth Fund	1,871,617	Shares	**	53,883,853
*	Fidelity U.S. Bond Index Fund	2,232,284	Shares	**	24,331,898
	Neuberger & Berman Genesis Trust	1,009,819	Shares	**	49,026,712
	Columbia Small Cap Core Fund - Class Z	209,714	Shares	**	3,875,506
	American Century Real Estate Fund - Institutional Class	280,576	Shares	**	7,146,278
	MainStay High Yield Corporate Bond Fund - Class A	460,283	Shares	**	2,881,368
	Oakmark Equity and Income Fund - Class I	3,192,244	Shares	**	79,742,250
	Hotchkis and Wiley Mid-Cap Value Fund - Class I	458,124	Shares	**	12,919,111
	Fidelity Collective Investment Trusts -				
*	Managed Income Portfolio II	105,852,746	Units	**	105,852,746
*	U.S. Equity Index Pool	1,529,189	Units	**	60,005,357
*	Fresenius Medical Care AG	731,219	Shares (ADRs)	**	25,614,602
	Loans to Participants	interest range of 5.00% - 11.50%		-	19,706,098
	Total				$ 573,517,261

* - denotes a party-in-interest as defined by ERISA
** - participant directed

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